Exhibit 99.1

Envigado, February 14, 2025

DISCONTINUATION OF THE BDR PROGRAM

("OTHER EVENTS")

Almacenes Éxito S.A. (“Company” or “Éxito”), in accordance with the Brazilian Securities and Exchange Commission (“CVM”) Resolution No. 44, dated August 23, 2021, as amended, and in continuation of the material fact disclosed on December 20, 2024, informs the market and the holders of sponsored Level II share deposit certificates, backed by shares issued by it (“BDRs”), that the Board of Directors has approved the voluntary discontinuation of the BDR program (“BDR Program”).

The decision to discontinue the BDR Program is aligned with the decision to terminate its American Depositary Receipts program in the United States, in order to concentrate the liquidity of its securities in Colombia and maximize returns to its shareholders.

The discontinuance procedure is subject to approvals from B3 and CVM according to the applicable regulation. Once the Company obtains the necessary approvals, it will disclose the procedures and conditions to the BDR holders and once the discontinuation procedure of the BDR Program is completed, the Company will take the necessary steps to proceed with the cancellation of the registration of the BDR Program before the CVM, with the consequent cancellation of its foreign issuer registration.

Éxito will keep the market and its investors informed about the subject matter of this Material Fact.

Important Notice Regarding Forward-Looking Statements:

This document contains forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forwardlooking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.